Sgrouples, Inc.

Consolidated Financial Statements and Independent Auditor's Report

December 31, 2022 and 2021

SGROUPLES, INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Independent Auditor's Report

Board of Directors and Management
Sgrouples, Inc.

Opinion

We have audited the consolidated financial statements of Sgrouples, Inc., which comprise the consolidated balance sheets as of December 31, 2022 and 2021, and the related consolidated statements of operations, stockholders' equity (deficit), and cash flows for the years then ended, and the related notes to the consolidated financial statements.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of Sgrouples, Inc. as of December 31, 2022 and 2021, and the results of their operations and their cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Sgrouples, Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company has suffered recurring losses from operations, has a net capital deficiency, and has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Sgrouples, Inc.'s ability to continue as a going concern for one year after the date that the consolidated financial statements are issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Sgrouples, Inc.'s internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Sgrouples, Inc.'s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

CohnReznick LLP

Los Angeles, California
March 27, 2024

SGROUPLES, INC.
CONSOLIDATED BALANCE SHEETS
(In thousands, except par value and share data)

	December 31,	
	2022	2021
Assets		
Current Assets		
Cash and cash equivalents	$ 7,811	$ 509
Held-to-maturity securities	4,421	-
Accounts receivable, net	125	255
Prepaid and other current assets	239	87
Total current assets	12,596	851
Internally developed capitalized software, net	2,352	1,606
Other long-term assets	-	78
Total assets	$ 14,948	$ 2,535
Liabilities and Stockholders' Equity (Deficit)		
Current Liabilities		
Accounts payable	$ 153	$ 399
Accrued expenses and other liabilities	797	1,144
Current portion of notes payable	11	1,155
Total current liabilities	961	2,698
Total liabilities	961	2,698
Stockholders' Equity (Deficit)		
Preferred stock, $0.001 par value; Preferred Series A shares 22,095,579 authorized; 18,861,079 issued and outstanding as of December 31, 2022, Preferred Series Seed shares 73,876,515 shares authorized; 73,876,515 issued and outstanding as of December 31, 2022 and 2021	93	74
Common stock, $0.001 par value, Class A shares 50,000,000 shares authorized; 43,956,050 issued and outstanding as of December 31, 2021, Class B shares 200,000,000 authorized; 36,886,079 issued and outstanding as of December 31, 2021	-	81
Common Stock. $0.001 par value, 250,000,000 shares authorized; 96,281,402 issued and outstanding as of December 31, 2022	96	-
Additional paid-in capital	47,715	24,417
Accumulated deficit	(33,917)	(24,735)
Total stockholders' equity (deficit)	13,987	(163)
Total liabilities and stockholders' equity	$ 14,948	$ 2,535

See accompanying Notes to Consolidated Financial Statements

SGROUPLES, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands)

	Years ended December 31,			
	2022		2021	
Revenues	$	2,559	$	7,061
Cost and operating expenses:				
Cost of revenue		412		1,564
Sales and marketing		442		155
Technology and development		5,142		4,714
General and administrative		5,602		2,887
Total expense		11,598		9,320
Loss from operations		(9,039)		(2,259)
Other expenses				
Interest income (expense)		39		(734)
Other income (loss)		-		183
Change in FV of interest rate derivatives		(182)		(111)
Loss before provision for income taxes		(9,182)		(2,921)
Income taxes		-		-
Net loss	$	(9,182)	$	(2,921)

See accompanying Notes to Consolidated Financial Statements

SGROUPLES, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
(In thousands, except shares and per share data)

	Preferred Stock				Common Stock								Total
	Series Seed		Series A		Class A		Class B		Common Stock			Accumulated	Stockholders'
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	APIC	Deficit	Equity
Balance at December 31, 2020	**73,876,515**	**$ 74**	**-**	**$ -**	**43,956,050**	**$ 44**	**17,428,139**	**$ 17**	**-**	**$ -**	**$ 19,410**	**$ (21,814)**	**$ (2,269)**
Issuance of common stock	-	-	-	-	-	-	181,525	1	-	-	99	-	100
Issuance of common stock upon exercise of stock options	-	-	-	-	-	-	8,490,500	8	-	-	379	-	387
Issuance of common stock in connection with debt instruments	-	-	-	-	-	-	6,702,915	7	-	-	4,393	-	4,400
Stock-based compensation in connection with issuance of restricted stock	-	-	-	-	-	-	6,070,000	6	-	-	244	-	250
Stock-based compensation - stock options	-	-	-	-	-	-	-	-	-	-	89	-	89
Repurchase of common stock	-	-	-	-	-	-	(1,987,000)	(2)	-	-	(197)	-	(199)
Net loss	-	-	-	-	-	-	-	-	-	-	-	(2,921)	(2,921)
Balance at December 31, 2021	**73,876,515**	**$ 74**	**-**	**$ -**	**43,956,050**	**$ 44**	**36,886,079**	**$ 37**	**-**	**$ -**	**$ 24,417**	**$ (24,735)**	**$ (163)**
Transfer to different class of common stock	-	-	-	-	(43,956,050)	(44)	(36,886,079)	(37)	80,842,126	81	-	-	-
Issuance of common stock in connection with capital raise, net of issuance costs ($192)	-	-	-	-	-	-	-	-	16,248,839	16	10,292	-	10,308
Issuance of preferred stock in connection with capital raise, net of issuance costs ($208)	-	-	16,981,133	17	-	-	-	-	(2,021,563)	(2)	10,879	-	10,893
Issuance of common stock upon exercise of stock options	-	-	-	-	-	-	-	-	1,212,000	1	24	-	25
Issuance of preferred stock in connection with debt instruments	-	-	1,879,946	2	-	-	-	-	-	-	1,382	-	1,383
Stock-based compensation	-	-	-	-	-	-	-	-	-	-	449	-	449
Forgiveness of founder's loan	-	-	-	-	-	-	-	-	-	-	273	-	273
Net loss	-	-	-	-	-	-	-	-	-	-	-	(9,182)	(9,182)
Balance at December 31, 2022	73,876,515	$ 74	18,861,079	$ 19	-	$ -	-	$ -	96,281,402	$ 96	$ 47,715	$ (33,917)	$ 13,987

See accompanying Notes to Consolidated Financial Statements

SGROUPLES, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	2022	2021
Cash flows from operating activites:		
Net loss	$ (9,182)	$ (2,921)
Adjustments to reconcile net loss to net cash used in operating activites:		
Amortization	1,773	1,534
Stock-based compensation	449	339
Forgiveness of the founder's note	273	-
Amortization of debt discount	-	579
Bad debt expense	141	-
Change in fair value of derivative liability	182	111
Gain on loan forgiveness	-	(184)
Changes in operating assets and liabilities:		
Accounts receivable	(11)	(4)
Prepaid expenses and other current assets	(152)	(87)
Other long-term assets	70	(30)
Accrued expenses and other liabilities	(527)	44
Net cash used in operating activities	(6,984)	(619)
Cash flows from investing activities:		
Purchase of held-to-maturity securities	(4,421)	-
Capitalized software development	(2,519)	(1,647)
Net cash used in investing activities	(6,940)	(1,647)
Cash flows from financing activities:		
Proceeds from issuance of notes payable, net	-	1,130
Repurchase of common stock	-	(199)
Equity issuance costs	(400)	-
Proceeds from issuance of common stock and preferreds	21,626	487
Net cash provided by financing activities	21,226	1,418
Net change in cash	7,302	(848)
Cash and cash equivalents, beginning of year	509	1,357
Cash and cash equivalents, end of year	$ 7,811	$ 509
Supplemental disclosure of cash flow information:		
Cash paid during the year for interest	$ -	$ 34
Cash paid during the year for taxes	$ -	$ -
Supplemental disclosure of conversion non-cash financing transactions:		
Issuance of common stock in connection with debt instruments	$ 1,382	$ 4,400
Founder's note receivable forgiven	$ 273	$ -

See accompanying Notes to Consolidated Financial Statements

(In thousands, except shares and per share data)

Note 1. Nature of operations

Sgrouples, Inc. is an American social networking service. Hereinafter, Sgrouples, Inc. and its wholly owned subsidiary Ambrosiacomm, Inc. are collectively referred to as "Sgrouples", "the Company", "MeWe", "we", "our" or "us". Sgrouples, Inc. was incorporated on June 7, 2011, in Delaware. Ambrosiacomm, Inc. was incorporated on August 2, 2013, in Delaware.

Note 2. Summary of significant accounting policies

Principles of consolidation and basis of presentation

The accompanying consolidated financial statements include Sgrouples, Inc. and its wholly owned subsidiary, as described in Note 1. All significant intercompany balances and transactions have been eliminated upon consolidation. The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Going concern, liquidity, and capital resources

In accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 205-40, *Presentation of Financial Statements – Going Concern,* the Company has evaluated whether there are conditions and events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the consolidated financial statements are issued.

Through December 31, 2022, we have funded our operations substantially through the private placement of shares of our common and preferred stock, and the issuance of our convertible and promissory notes. We have incurred recurring losses since inception, including net losses of $8,983 and $2,921 during the years ended December 31, 2022 and 2021, respectively. In addition, as of December 31, 2022, we had an accumulated deficit of $33,718. We expect to continue to generate operating losses for the foreseeable future. The future viability of the Company is dependent on its ability to raise additional capital to finance its operations.

To execute its business plans, the Company will require funding to support its continuing operations and pursue its growth strategy. Until such time as the Company can generate significant revenue from its core revenue, if ever, it expects to finance its operations through the sale of public or private equity, debt financings and or other capital sources or other strategic transactions. If the Company is unable to obtain funding, the Company could be forced to delay, reduce, or eliminate some or all of its product expansion or marketing efforts, which could adversely affect its business prospects, or the Company may be unable to continue operations. Although management continues to pursue these plans, there is no assurance that the Company will be successful in obtaining sufficient funding on terms acceptable to the Company to fund continuing operations, if at all.

Based on its recurring losses from operations incurred since inception, expectation of continuing operating losses for the foreseeable future, and need to raise additional capital to finance its future operations, the Company has concluded that there is substantial doubt about its ability to continue as a going concern within one year after the date that the consolidated financial statements are issued.

The accompanying consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Accordingly, the consolidated financial statements have been prepared on a basis that assumes the Company will continue as a going concern and which contemplates the realization of assets and satisfaction of liabilities and commitments in the ordinary course of business.

Net cash used in operating activities is primarily driven by loss from operations, excluding non-cash expenses such as depreciation and amortization, stock-based compensation, and interest expense, offset by changes in working capital.

Cash flows used in investing activities primarily consisted of cash flows used to develop internal use software and to invest in held-to-maturity securities.

For the year ended December 31, 2022, cash flows provided by financing activities predominantly consisted of $21,226 net proceeds from the sale of 16,248,839 million common shares, the sale of 16,981,133 series A preferred shares, and the exercise of stock options. For the year ended December 31, 2021, cash flows provided by financing activities reflects $1,617 received from the issuance of convertible notes, common stock and warrants offset by repurchase of common stock for $199.

Use of estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in GAAP requires us to make estimates and assumptions that affect the assets and liabilities, disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Such estimates include the valuation of capitalized software and its related impairment. Actual results could differ from these estimates.

Fair value measurements

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.

Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Accounting standards describe a fair value hierarchy based on three levels of inputs, of which the first two are considered observable and the last unobservable, that may be used to measure fair value which are the following:

- Level 1 — Quoted prices in active markets for identical assets or liabilities or funds.
- Level 2 — Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
- Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The carrying amount reflected in the accompanying consolidated balance sheets for accounts receivable, accounts payable, and accrued expenses and other liabilities approximates fair value due to the short duration and nature of these financial instruments.

Concentrations of credit and business risk

Financial instruments that potentially subject the Company to credit risk consist principally of cash and cash equivalents and accounts receivable. The Company, at times, maintains cash balances at financial institutions in excess of amounts insured by United States government agencies or payable by the United States government directly. The Company places its cash and cash equivalents with high credit quality financial institutions.

No single customer comprised more than 10% of the Company's total revenues for the year ended December 31, 2022.

There were four merchants that comprised more than 10% of the accounts receivable balance and in aggregate comprised 100% of the total accounts receivable at December 31, 2022. There were two merchants that comprised more than 10% of accounts receivable and in aggregate comprised 87% of the total accounts receivable at December 31, 2021.

Cash and cash equivalents

The Company considers all highly liquid debt instruments with a maturity of three months or less to be cash equivalents. Cash equivalents, as shown in the table below, include investments in highly liquid money market funds which are carried at cost which approximates market value.

	December 31,	
	2022	2021
Cash	$ 1,226	$ 509
Cash equivalents:		
Money market funds	5,099	-
U.S. Treasury bills	1,486	-
Total cash and cash equivalents	$ 7,811	$ 509

Held-to-maturity securities

The Company's investments are comprised of United States government treasury bills. Based upon the Company's intent and at purchase, the Company classifies these investments as held-to-maturity. These investments are valued at amortized cost with stated interest recorded as interest income on the consolidated statements of operations. All securities had a maturity date of greater than three months and less than twelve months. The Company had no investment balance at December 31, 2021.

Investments measured at amortized cost are subject to impairment. For the year ended December 31, 2022, no impairment was recorded related to investments.

Accounts receivable, net

Accounts receivable consist primarily of amounts related to members from payment processors that collect membership fees on the Company's behalf. The Company evaluates the need for an allowance for credit losses based on historical collection trends, the financial condition of its payment partners, and external market factors.

The Company's allowance for credit losses was not material as of December 31, 2022, and 2021. Accounts receivable was $251 at January 1, 2021.

Intangible assets, net

Intangible assets, which includes software and website development costs, are stated at cost less accumulated depreciation. Amortization is computed using the straight-line method over the estimated useful lives of the assets.

Software and Website Development Costs

The Company performs a significant amount of programming, coding, and development on certain internal use software projects and/or website development costs. These efforts involve the coordinated efforts of the technology and product teams internally and external resources utilized by the organization.

The Company accounts for the costs of computer software obtained or developed for internal use in accordance with FASB ASC Topic 350, *Intangibles —Goodwill and Other.* Computer software development costs and website development costs are expensed as incurred, except for internal use software or website development costs that qualify for capitalization.

Capitalized internal-use software development costs are amortized over a two-year period. For each module or component of a software project, amortization shall begin when the computer software goes live. Costs incurred related to less significant modifications and enhancements as well as maintenance are expensed as incurred.

Revenue recognition

The Company recognizes revenue in accordance with FASB ASC 606, Revenue *from Contracts with Customers* ("ASC 606"). In addition, the Company follows the guidance provided for under ASC 340-40, *Other Assets and Deferred Costs* – Contracts with Customer. The guidance addresses how revenue is to be recognized related to contracts with customers along with the related costs to obtain customer contracts and costs to fulfill under customer contracts.

Under this revenue standard, the Company recognizes revenue when control of the promised goods or services is transferred to the Company's customers, in an amount that reflects the consideration it expects to be entitled to in exchange for those goods or services. The Company determines revenue recognition through the following steps:

- Identification of the contract, or contracts, with a customer;
- Identification of the performance obligations in the contract;
- Determination of the transaction price;
- Allocation of the transaction price to the performance obligations in the contract; and
- Recognition of revenue when, or as, the performance obligation or obligations are satisfied.

The Company's primary revenue stream consists of subscription revenue.

Subscription Revenue

The Company is an ad-free social network, which is free to access via a browser or mobile app. It generates revenue in a "freemium" model where the base platform is free to use for personal users with several features

basic such as 8 gigabytes of storage, newsfeed, public and private groups, and chat, and users are encouraged to upgrade.

The Company derives its revenues mainly from the monthly subscriptions, which consist of fees earned from subscription-based arrangements that provide customers the right to use additional features. MeWe Premium is a monthly subscription service for consumers that allows them to access more features on MeWe than the free plan, such as unlimited voice and video calling, custom stickers and emojis, a distinguishing badge, the ability to schedule posts, and 100 GB of cloud storage on top of the 8 GB provided for free. It accounts for a large portion of MeWe's total revenue. The service is also offered as an annual subscription at a discount. MeWe also offers a Pages subscription targeted at small businesses which allows page owners to reach 100% of their page followers for a monthly fee of $1.99. The Pages subscription service enables businesses to communicate with their followers, organize events and promotions, and comes with a detailed analytics dashboard. All these subscriptions can be cancelled at any time.

The Company's performance obligation for subscription services is satisfied monthly on a stand-alone value to the customer by providing access to its software product services in a cloud-based arrangement and the revenue is recognized monthly. During 2022 and 2021, all subscriptions were monthly and therefore did not require deferred revenue.

In addition to subscription fees, MeWe generates a small portion of revenue by selling custom emojis and recognizes revenue at the time of sale.

During 2023, MeWe also began engaging with third parties to explore potential monetization of its patent portfolio of 10 granted patents via out licensing and other arrangements.

Cost of revenue

Our cost of revenue consists primarily of merchant fees related to processing customer transactions.

The Company does not incur any costs to obtain revenue or to fulfill customers in accordance with ASC 340-40-25-5.

Sales and marketing

Sales and marketing expenses include marketing and public relations. Marketing and advertising costs promote our services and are expensed as incurred.

Technology and development

Technology and development expenses consist primarily of expenses of technology and development consultants, and the cost of certain third-party service providers.

General and administrative

General and administrative expenses consist primarily of employee-related expenses for administrative, legal, finance, and human resource staffs, including salaries, benefits, bonuses, severance, and stock-based compensation; professional fees; insurance premiums; other corporate expenses; and facilities costs.

Amortization

Amortization consists primarily of amortization of capitalized software costs.

Interest income

Interest income consists of interest earned on our cash in the money market account and our investment in held-to-maturity securities.

Stock-based compensation

Our stock-based compensation consists primarily of stock options granted to employees and non-employees.

We recognize stock-based compensation expense in accordance with guidance provided by FASB ASC 718, *Compensation—Stock Compensation*. We measure employee stock-based compensation cost at grant date, based on the estimated fair value of the award and recognize the cost on a straight-line basis over the requisite service period. Forfeitures are accounted for when they occur.

Share repurchase program

Shares repurchased pursuant to the Company's share repurchase program are immediately retired upon purchase. Repurchased common stock is reflected as a reduction of stockholders' equity. The Company's accounting policy related to its share repurchases is to reduce its common stock based on the par value of the shares and to reduce its additional paid-in-capital. Since the inception of its share repurchase program, the Company has had an accumulated deficit balance; therefore, the excess over the par value has been applied to additional paid-in-capital. Once the Company has retained earnings, the excess will be charged entirely to retained earnings.

Income taxes

We account for income taxes in accordance with FASB ASC 740, *Accounting for Income Taxes*, which requires the recognition of deferred tax assets and liabilities for the future consequences of events that have been recognized in our accompanying consolidated financial statements or tax returns. The measurement of the deferred items is based on enacted tax laws. In the event the future consequences of differences between financial reporting bases and the tax bases of our assets and liabilities result in a deferred tax asset, ASC 740 requires an evaluation of the probability of being able to realize the future benefits indicated by such asset. A valuation allowance related to a deferred tax asset is recorded when it is more likely than not that some portion or the entire deferred tax asset will not be realized. As part of the process of preparing our accompanying consolidated financial statements, we are required to estimate our income taxes in each of the jurisdictions in which we operate. We also assess temporary differences resulting from differing treatment of items, such as deferred revenue, tax and accounting differences. We record a valuation allowance to reduce the deferred tax assets to the amount of future tax benefit that is more likely than not to be realized.

ASC 740 prescribes a recognition threshold and measurement methodology to recognize and measure an income tax position taken, or expected to be taken, in a tax return. The evaluation of a tax position is based on a two-step approach. The first step requires an entity to evaluate whether the tax position would "more likely than not" be sustained upon examination by the appropriate taxing authority. The second step requires the tax position be measured at the largest amount of tax benefit that is greater than 50% likely of being realized upon ultimate settlement. In addition, previously recognized benefits from tax positions that no longer meet the new criteria

would no longer be recognized. Changes in recognition or measurement are reflected in the period in which the change occurs.

Recently adopted accounting pronouncements

The Company adopted ASU 2016-02, Leases (Topic 842) (as amended) ("ASC 842") on January 1, 2022. ASC 842 requires lessees to recognize a right-of-use ("ROU") asset and a corresponding lease liability for most leases. The Company elected and applied the following transition practical expedients when initially adopting ASC 842:

- To apply the provisions of ASC 842 at the adoption date, instead of applying them to the earliest comparative period presented in the financial statements.

- The package of practical expedients permitting the Company to (i) forgo the reassessment of the lease classification of existing leases; whether existing and expired contracts are or contain leases; and initial direct costs for existing leases, and (ii) use hindsight in determining the lease term when considering lessee options to extend or terminate a lease.

ASC 842 requires lessees to recognize ROU assets and lease liabilities for all leases other than those for which the lessee has elected the short-term lease accounting policy. By definition, a short-term lease is one in which: (a) the lease term is 12 months or less and (b) there is not an option to purchase the underlying asset that the lessee is reasonably certain to exercise. For short-term leases, lessees may elect an accounting policy by class of underlying assets under which: (a) ROU assists and lease liabilities are not recognized, (b) lease payments are generally recognized over the lease term on a straight-line basis and (c) variable lease payments based on other than an index or rate are recognized as lease costs in the period in which they are incurred (which is consistent with how such payments are recognized when the short-term lease accounting policy is not elected). The adoption of ASC 842 did not have a material impact on the Company's consolidated net income for the year ended December 31, 2022. See Note 8 regarding the Company's lease commitments.

Accounting pronouncements not yet adopted

In June 2016, the FASB issued ASU 2016-13, *Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments ("ASU 2016-13"),* which provides new guidance regarding the measurement and recognition of credit impairment for certain financial assets. Such guidance will impact how the Company determines its allowance for estimated uncollectible receivables and evaluates its available-for-sale investments for impairment. ASU 2016-13 is effective for the Company in the first quarter of fiscal 2023. We are currently evaluating the impact of the new guidance on our consolidated financial statements.

Reclassification

Certain amounts in the 2021 financial statements have been reclassified to conform to the 2022 presentation.

Note 3. Intangible assets, net

Intangible assets, net consists of the following:

	December 31,			
	2022		2021	
Internally developed capitalized software	$	7,840	$	5,321
Less: Accumulated amortization -- capitalized software		(5,488)		(3,715)
Total property and equipment, net	$	2,352	$	1,606

Amortization of internally developed capitalized software costs was $1,773 and $1,534 for the years ended December 31, 2022, and 2021, respectively.

Estimated amortization for each of the next two years is as follows:

2023	$	1,690
2024		663
Total	$	2,352

Note 4. Accrued expenses and other liabilities

Accrued expenses and other liabilities consisted of the following:

	December 31,			
	2022		2021	
Payroll liabilities	$	359	$	749
Accrued expenses		437		335
Accrued interest payable		1		60
Total accrued expenses and other liabilities	$	797	$	1,144

Note 5. Notes payable

Notes payable consisted of the following:

	December 31,			
	2022		2021	
Convertible notes	$	-	$	1,144
EIDL loan		11		11
Total current notes payable	$	11	$	1,155

Convertible notes

Convertible notes consisted of the following:

	December 31,			
	2022		2021	
Convertible notes	$	-	$	835
Long term derivative liability		-		309
Total convertible notes	$	-	$	1,144

From 2019 to 2021, Sgrouples, Inc. the Company issued convertible notes (the "Convertible Notes") in two general bridge financings, referred to hereinafter as the "First Bridge Financing" and the "New Bridge Financing." The First Bridge Financing raised $2,445 in financing from 30 different investors during 2019 to 2020. The New Bridge Financing raised $2,167 in financing from 16 different investors during 2020 to 2021. Both financings contain identical terms and conditions except for maturity dates; (either January 31, 2021, or August 31, 2021), and conversion cap; (either $5 million, $127 million or $150 million). The New Bridge Financing notes were amended on August 31, 2021, to mature on June 30, 2022. The Convertible Notes bore 6% simple interest, payable in cash at maturity or settled with conversion. Automatic Conversion would occur if a Conversion Financing (as defined) occurred on or prior to the maturity date, in which case the outstanding principal amount of these notes and all accrued and unpaid interest on these notes would automatically convert into fully paid and nonassessable shares of the Preferred Stock issued in such Conversion Financing at the conversion price (as defined).

On February 18, 2022, the Automatic Conversion occurred as a result of the issuance of common and preferred stock agreements and all remaining Convertible Notes at December 31, 2021 were converted to Series A preferred Stock.

The Convertible Notes were classified as debt and the embedded redemption features (automatic conversion features and default put) are required to be bifurcated and accounted for separately as embedded derivatives. The embedded conversion feature was bifurcated as a derivative liability. The embedded derivatives were re-evaluated at every balance sheet date and the Convertible Notes and embedded features are presented on a combined basis in the balance sheet. The fair value (Level 3) of embedded derivatives was $0 and $309 at December 31, 2022 and December 31, 2021, respectively, and was recorded as a debt discount (contra liability). The amortization of the debt discount was $0 and $579 for the years ended December 31, 2022, and 2021, respectively.

Direct and incremental costs in connection with the issuance of the various Convertible Notes from 2019 to 2021 were immaterial.

Promissory notes

Promissory notes consisted of the following:

	2022	2021
Balance at January 1,	$ -	$ 340
Notes converted	-	(340)
Total promissory notes	$ -	$ -

In the fourth quarter of 2019 and the first quarter of 2020, the Company issued $325 and $65, respectively, of promissory notes (the "Notes") and Class B options ("Options") to various lenders. These Notes were issued at simple interest of 6% per annum due on maturity. The Notes have an optional prepayment feature that is clearly and closely related to the debt and consequently, does not require bifurcation. The Company allocated the Notes proceeds to the Notes and Options based on relative fair value. The original maturity of these notes was July 1, 2020. Maturity could be extended by mutual consent of the Company and a majority interest of all Notes outstanding. Maturity was subsequently extended twice for all notes to October 31, 2020, and August 31, 2021. The Company noted, there was no change in the cash flows under the amended notes and consequently, the original notes and amended notes are not significantly different. The Company accounted for the amended notes as modification. On December 30, 2020, one of the holders of the promissory notes converted its $50 of its principal amount to purchase common shares.

On September 8, 2021, the full $340 balance of the Notes, was converted into 678,289 shared of Class A Common Stock.

Paycheck protection program and the COVID-19 economic injury disaster loan (EIDL)

During 2020, the Company received $184 pursuant to the Paycheck Protection Program (the "PPP Loan") of the Coronavirus Aid, Relief, and Economic Security Act (the "CARES Act") and an $11 COVID-19 Economic Injury Disaster Loan (EIDL). The EIDL is a long-term direct loan from the U.S Small Business Administration (SBA) with 3.75% APR (fixed) and may be repaid at any time with no pre-payment penalties. The first payment was deferred 18 months with interest accruing during the deferral period.

In June 2021, the Company received notification from the Lender that the U.S. Small Business Administration had approved the Company's PPP Loan forgiveness application for the entire PPP Loan amount and accrued interest. The forgiveness of the PPP Loan was recognized during the year ending December 31, 2021.

In March 2023, the Company repaid the $11 EIDL in full.

Other borrowings

On November 12, 2020, the Company received an interest free $200 loan from a lender. Management considered the need to impute interest on the loan and determined that no such interest recognition was required, as the amount was not material to the consolidated financial statements. The loan was repaid on January 5, 2021.

Note 6. Stockholders' deficit

Common stock

On February 18, 2022, the Company entered into a Common Stock purchase agreement (the "Stock Purchase Agreement") with an investor, for the investor to purchase 16,248,839 shares of Common Stock at a cash purchase price of $0.6462 per share for an aggregate purchase price of $10,500.

The Class A Common Stock and Class B Common Stock were separated and designated in the amended and restated Certificate of Incorporation dated November 18, 2015. On February 17, 2022, the Company filed another Restated Certificate of Incorporation ("Restated Certificate") pursuant to which (a) each one share of Corporation's issued and outstanding Class A Common Stock, par value $0.001 per share, shall automatically and without any further action by the holders thereof, be converted into one fully-paid and nonassessable share of Common Stock, and (b) the Class B Common Stock shall be renamed "Common Stock." It authorized 250,000,000 shares of Common Stock, $0.001 par value per share ("Common Stock") for issuance.

The economic benefits of the Class A Common Stock were identical to those of the Class B Common Stock. While the Class A shares had super voting rights (to ensure that certain founders and management continue to control the Company), they were essentially non-marketable in their current form. Each share of Class A Common Stock had ten votes and each share of Class B Common Stock had one vote. The Class A shares contained clauses that would result in an automatic conversion to a Class B share upon sale or non-qualified transfer. As such, in no circumstance would any party pay more for a Class A share than a Class B share in an open market transaction.

During the year ended December 31, 2022, we issued 16,248,839 shares of Common Stock and exchanged 2,021,563 shares of Common Stock for Series A Preferred Stock in connection with capital raises and issued 1,212,000 shares of Common Stock from options exercises.

During the year ended December 31, 2021, we issued 21,444,940 shares of common stock in connection with debt instruments, options exercises, and issuance of restricted stock awards and then redeemed 1,987,000 shares of common stock.

Preferred stock

The Restated Certificate also authorized 95,972,094 shares of Preferred Stock, $0.001 par value per share ("Preferred Stock") for issuance. The Preferred Stock may be issued from time to time in one or more series, each of such series to consist of such number of shares and to have such terms, rights, powers and preferences and the qualifications and limitations with respect thereto. As of the effective date of this Restated Certificate, 12,000,000 shares of the authorized Preferred Stock of the Corporation are designated "Series Seed I Preferred Stock," 11,924,630 shares designated as "Series Seed II Preferred Stock," 14,044,535 shares designated as "Series Seed III Preferred Stock," 21,490,955 shares designated as "Series Seed IV Preferred Stock," and 14,416,395 shares designated as "Series Seed V Preferred Stock", collectively referred to as the "Series Seed Preferred Stock" and 22,095,579 shares of authorized Preferred Stock designated as "Series A Preferred Stock." All Series Seed Preferred Stock were issued and outstanding at December 31, 2022 and 2021. 18,861,079 and 0 shares of Series A Preferred Stock were issued and outstanding at December 31, 2022 and 2021, respectively.

The Series Seed Preferred Stock is permanent equity classified with voting rights on an "as converted to Common Stock basis, with certain protective voting provisions provided at least 25% of the initially issued share of Series Seed Preferred Stock remain outstanding. The Series Seed Preferred Stock will participate, on an "as converted to Common Stock basis", in any dividends to the holders of common stock. As such, for EPS purposes the Series Seed Preferred Stock is considered a participating security.

Under ASC 480, Distinguishing Liabilities from Equity, these Series Seed Preferred Stock were assessed as not mandatorily redeemable. They are also more akin to equity and such, the embedded conversion options are clearly and closely related to the equity-like host and bifurcation was not required.

On February 18, 2022, the Company entered into a Preferred Stock purchase agreement with a certain investor. The Company agreed to sell and issue Series A Preferred Stock, $.001 par value per share at a purchase price of $0.7420 per share. The Company issued a total of 17,243,827 shares of Series A Preferred Stock on February 18, 2022, as follows: a) 15,363,881 were purchased by the investor in a combination of cash of $9,900 and converting their 2,021,563 shares of common stock and b) 1,879,946 shares of Series A Preferred Stock were issued to the convertible note holders as a result of the Automatic Conversion which was triggered by the Preferred Stock purchase agreement.

The Company also entered into a concurrent commercial agreement with the same investor on February 18, 2022, in which both parties were to collaborate to migrate the MeWe Platform to the decentralized social networking platform ("DSNP") and provide the deliverables. The Company had six quarterly deliverable obligations beginning quarter ended June 30, 2022, to deliver certain requirements for the migration and according to the agreement would receive $600 per quarter for these deliverables. The Company met the two quarter requirements during the year ended December 31, 2022 and received $1,200 and issued 1,617,252 Series A Preferred Stock.

During the year ended December 31, 2023, the Company met the remaining four quarter requirements through December 31, 2023, and received $2,400 and issued 3,234,500 shares of Series Preferred A to the investor at an issue price of $0.7420 per share according to the commercial agreement.

Warrants

On March 1, 2020, the Company issued warrants (the "Warrants") to purchase 1,000,000 shares of the Company's Class B Common Stock at a $0.10 exercise price. The Warrants were issued in exchange for $10 in cash. The warrants expire on March 1, 2025. The holder can exercise at any time and from time to time in whole or in part; any exercises may be cashless at the option of the holder. The Warrants were issued in a transaction separate and apart from any other transactions and consequently, the Warrants are a freestanding financial instrument, and they are not puttable. These Warrants do meet the definition of a derivative instrument and are indexed to its stock and are classified as equity and recorded as a credit to additional paid-in capital for the fair value of the Warrants of $10 at the issuance date.

During the year ended December 31, 2020, the Company issued warrants to purchase 100,000 shares of the Company's Class B Common Stock at an exercise price of $0.01 per share. The warrants were issued in exchange for services rendered and the full fair value of $9 was expensed in 2020.

As of December 31, 2022 and 2021, 1,100,000 warrants remained outstanding.

Sgrouples equity incentive plan

Stock-Based Compensation

Awards issued under our 2011 Equity Incentive Plan (the "2011 Plan") may be in any of the following forms (or a combination thereof) (i) incentive stock options (ii) Nonstatutory Stock Options, and (iii) Restricted Stock Awards, collectively ("Stock Awards"). The Board has the power, subject to, and within the limitations of, the express provisions of the 2011 Plan; (i) to determine from time to time which of the persons eligible under the 2011 Plan shall be granted Stock Awards and when and how each Stock Award will be granted; (ii) to construe and interpret the 2011 Plan and Stock Awards granted under it, and to establish, amend and revoke rules and regulations for its administration; (iii) to determine the fair market value; (iv) to approve forms of agreement for use under the Plan; (v) to accelerate the time at which a Stock Award may first be exercised or the time during which a Stock or any part thereof will vest in accordance with the 2011 Plan, notwithstanding the provisions in the Stock Award stating the time at which it may first be exercised or the time during which it will vest and (vi) to amend the 2011 Plan or Stock Awards.

The exercise price of stock options granted under the 2011 Plan cannot be less than 100% of the Fair Market Value on the date the option is granted. Stock options granted generally vest over a three-year period and expire ten years from the date of grant.

The 2011 Plan allowed 45,150,000 shares of common stock to be available for issuance, of which 43,743,100 shares were issued and 18,383,109 were outstanding as of December 31, 2022, and 2021.

The 2011 Plan was terminated on June 21, 2021, and no further issuances were allowed under the 2011 Plan.

There was also a 2011 Equity Incentive Plan – Common A, which had 1,800,000 reserved shares in this Plan and 1,800,000 options were all issued and outstanding as of December 31, 2021, to the founder of the Company. This Plan was terminated and according to the Restated Certificate, each share of outstanding Class A Common Stock, par value $0.001 per share automatically converted into fully-paid and nonassessable share of Common Stock.

2021 Plan

A new 2021 equity plan was adopted on March 6, 2021. The 2021 Equity Incentive Plan ("2021 Plan") was adopted on March 6, 2021. Awards issued under the 2021 Plan is administered by management who has the authority to determine which Service Providers or Employees will receive Awards, to grant Awards and to set all terms and conditions of Awards (including, but not limited to vesting, exercise, and forfeiture provisions). The 2021 Plan covers (i) Awards up to 12,000,000 shares of Common Stock plus (ii) a number of shares of Common Stock underlying awards outstanding under the Sgrouples, Inc. Amended and Restated 2011 Equity Incentive Plan as of the date on which this 2021 Plan was adopted by the Board, which, on or after such date, expire or lapse for any reason without the delivery of shares of the holder thereof, no further awards will be issued or granted under the 2011 Plan.

On July 1, 2022, the 2021 Plan was amended by the Board, pursuant to which the 2021 Plan increased 12,134,304 additional shares to a total of 24,134,304 reserved shares.

Stock Awards

A summary of the Company's stock awards activity for the years ended December 31, 2022, and 2021, are as follows:

	Number of Options		Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Life		Aggregate Intrinsic Value (1)
Outstanding at December 31, 2020	27,291,300	$	0.06			
Granted	2,179,304	$	0.16			
Exercised	(8,490,500)	$	0.05			
Forfeited/expired	(2,596,995)	$	0.11			
Outstanding at December 31, 2021	18,383,109	$	0.07	5.72	$	1,577
Vested and expected to vest at December 31, 2021	18,383,109	$	0.07	5.73	$	1,577
Exercisable at December 31, 2021	16,108,208	$	0.07	5.28	$	1,530
Outstanding at December 31, 2021	18,383,109	$	0.07			
Granted	2,778,000	$	0.32			
Exercised	(1,212,000)	$	0.02			
Forfeited/expired	(198,002)	$	0.26			
Outstanding at December 31, 2022	19,751,107	$	0.11	5.68	$	4,143
Vested and expected to vest at December 31, 2022	19,751,107	$	0.11	5.68	$	4,143
Exercisable at December 31, 2022	16,102,433	$	0.07	4.89	$	3,972

(1) The aggregate intrinsic value represents the excess of the fair market value of the Company's common stock of $4,143 and $1,577 on December 31, 2022, and 2021, respectively, over the exercise price of in-the-money stock option awards.

The weighted-average grant-date fair value per share of options granted for the years ended December 31, 2022, and 2021 was $0.18 and $0.08 respectively. The Company recorded stock-based compensation expense for stock option awards and restricted stock awards of $449 and $339 for the years ended December 31, 2022, and 2021, respectively. There are $460 and $126 of unrecognized stock-based compensation for stock option awards remaining at December 31, 2022 and 2021, respectively.

Valuation assumptions and stock-based compensation cost

The fair value of stock options granted to employees is estimated on the grant date using the Black-Scholes option-pricing model. This valuation model requires the Company to make assumptions and judgments about the variables used in the calculation, including the expected term, the volatility of the Company's common stock, risk-free interest rate, and expected dividends. Expected volatility was based on an average of the historical volatilities of the common stock of several entities with characteristics similar to those of the Company. The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant for periods corresponding with the expected life of the option. The Company uses an expected dividend of zero, as it does not anticipate paying any dividends in the foreseeable future. Forfeitures on share-based awards are recognized as they occur.

The fair value of each stock option award was estimated at the date of grant using a Black-Scholes option-pricing model with the following weighted-average assumptions:

	December 31,	
	2022	2021
Risk-free interest rate	3.045%	0.92%
Expected term (years)	5.90	5.77
Expected volatility	56.98%	54.49%
Dividend yield	0%	0%

Restricted Stock Awards

The Company had 8,217,345 Restricted stock awards outstanding at December 31, 2022 and 2021. Such awards are included in the outstanding share amounts at December 31, 2022 and 2021. The Company granted 6,000,000 of Restricted shares to the CEO of the Company, and 70,000 of restricted shares to certain influencers at a fair value of $0.16 during 2021 of which 4,080,678 and 1,403,333 restricted shares were vested at December 31, 2022 and 2021, respectively. There were 2,666,667 and 4,666,667 of restricted shares unvested at December 31, 2022 and 2021, respectively. Compensation expense on the vested Restricted shares is included as a component of stock compensation expense for the years ended December 31, 2022 and 2021. There are $401 and $721 of unrecognized stock-based compensation for restricted stock awards remaining at December 31, 2022 and 2021, respectively.

Note 7. Income taxes

The Company's net deferred tax assets consist of the following components:

	December 31,	
	2022	2021
Deferred tax assets:		
Net operating loss carryforwards	$ 6,276	$ 5,493
Capitalized research expenses	659	–
Share-based compensation	288	261
Capitalized software development	15	–
Other	31	89
Total net deferred tax assets	7,269	5,843
Deferred tax liability:		
Capitalized software development	–	(420)
Valuation allowance	(7,269)	(5,423)
Net deferred tax asset	$ -	$ -

At December 31, 2022, the Company had unused U.S. federal and state net operating loss ("NOL") carryforwards of approximately $27,600 and $6,800 respectively, that may be applied against future taxable income. Approximately $10,800 of the U.S. federal NOL carryforwards begin to expire in 2031, while the remaining $16,800 of U.S. federal NOL carryforwards may be carried forward indefinitely. The Company also has unused U.S. federal and California research and development ("R & D") tax credits of approximately $150 that begin to expire in 2031.

The use of the Company's NOL and R & D credit carryforwards may, however, be subject to limitations as a result of an ownership change. A corporation undergoes an "ownership change," in general, if a greater than 50% change (by value) in its equity ownership by one or more five-percent stockholders (or certain groups of non-five-percent stockholders) over a three-year period occurs. After such an ownership change, the corporation's use of its pre-change NOL carryforwards and other pre-change tax attributes to offset its post-change income is subject to an annual limitation determined by the equity value of the corporation on the date the ownership change occurs multiplied by a rate determined monthly by the Internal Revenue Service.

If an ownership change occurs and if the Company earns net taxable income, the Company's ability to use its pre-change NOLs to offset U.S. federal and taxable income would be subject to these limitations, which could potentially result in increased future tax liability compared to the tax liability the Company would incur if its use of NOL carryforwards were not so limited. In addition, for state income, franchise and similar tax purposes, there may be periods during which the use of NOL carryforwards is suspended or otherwise limited, which could accelerate or permanently increase the Company's state income, franchise, or similar taxes.

In accordance with ASC 740, "Income Taxes," the Company recorded a valuation allowance to fully offset the deferred tax assets, because it is not more likely than not that the Company will realize future benefits associated with these deferred tax assets at December 31, 2022 and 2021. The valuation allowance increased by approximately $1,800 and $600 during the years ended December 31, 2022 and 2021, respectively, mainly due to increases in the NOL carryforward and other deferred tax assets. The Company will continue to assess the realizability of the deferred tax assets at each interim and annual balance sheet date based upon actual and forecasted operating results.

No provision or benefit for U.S. federal, state, or foreign income taxes has been recorded for the years ended December 31, 2022 and 2021, mainly due to net losses incurred by the Company. The Company has provided a full valuation allowance against its deferred tax assets.

The income tax expense (benefit) differs from the expense (benefit) that would result from applying federal statutory rates to loss before income taxes as follows:

	December 31,	
	2022	2021
Statutory federal income tax rate	21.0 %	21.0 %
State taxes, net of federal tax benefit	(0.3) %	4.9 %
Share-based compensation	—%	(0.1)%
Non-deductible debt expenses	—%	(5.2)%
Other (nondeductible expenses) / nontaxable income	(0.6)%	0.8%
Change in valuation allowance	(20.1)%	(21.4)%
Income tax expense	— %	— %

The Company accounts for uncertain tax positions in accordance with the provisions of ASC 740. When uncertain tax positions exist, the Company recognizes the tax benefit of tax positions to the extent that the benefit would more likely than not be realized assuming examination by the taxing authority. The determination as to whether the tax benefit will more likely than not be realized is based upon the technical merits of the tax position as well as consideration of the available facts and circumstances. The Company recognizes any interest and penalties accrued related to unrecognized tax benefits as income tax expense. The Company had unrecognized tax benefits of approximately $150 as of December 31, 2022 and 2021. Unrecognized tax benefits are not expected to significantly change over the next twelve months. The Company files income tax returns in the U.S. federal jurisdiction and the State of California. The Company's tax returns since inception remain open to examination by the taxing authorities due to net operating losses and tax credit carryforwards generated since inception.

The beginning and ending gross unrecognized tax benefits are as follows (In thousands):

	December 31,			
	2022		2021	
Unrecognized tax benefits – January 1,	$	150	$	149
Additions based on tax positions related to prior years		-		-
Additions for tax positions related to current year		-		1
Unrecognized tax benefits – December 31,	$	150	$	150

Note 8. Commitments and contingencies

Legal

The Company accrues for loss contingencies arising from litigation when it is probable that a liability has been incurred and the amount can be reasonably estimated. These accruals are adjusted periodically as assessments change or additional information becomes available. Legal costs incurred in connection with loss contingencies are estimated and accrued along with the estimated settlement costs.

The Company is involved in potential claims and legal actions arising in the ordinary course of business. Management is of the opinion that the ultimate outcome of these matters would not have a material adverse impact on the financial condition of the Company or its results of operations.

In 2023, MeWe incurred expenses related to the company's response to a subpoena received in connection with the Federal Trade Commission vs. Meta Platforms, Inc antitrust court case. MeWe is not a named party in this case, however, the Company has incurred expenses in order to comply with the subpoena. As this case is ongoing, MeWe may incur additional legal expenses going forward.

Leases

The Company does not have any noncancelable operating leases. The Company leased the Founder's home under a month-to-month lease, which was used as the Company's primary office space (Note 9). As the Company's lease is short-term in nature (month-to-month), and does not contain any purchase option, the Company has elected the practical expedient under which no ROU asset and corresponding lease liability are recognized. Rent expense is calculated on a straight-line basis, in accordance with ASC 842. The rental expense, included in general and administrative expenses in the Company's consolidated statement of operations, was immaterial for the years ended December 31, 2022 and 2021.

Note 9. Related party transactions

On July 11, 2019, the Company loaned $273 to the founder of the Company ("Borrower") in exchange for a Promissory Note (the "MW Note"). The MW Note proceeds were used by the Borrower to make payment to the Company of the exercise of 1.2 million stock options held by the Borrower. The MW Note had an interest of 2.38% compounded annually and matured on July 26, 2022. The MW Note was a personal obligation of the Borrower, and the Company was entitled to full recourse against the Borrower. According to the ASC 505, *Equity,* the Company accounted for the MW Note as a reduction in shareholders' equity. The Company recorded Common Stock for the par value with the offset to additional paid-in-capital. The Company recorded $20 interest income on the Note upon forgiving the note in conjunction with the Borrower's separation agreement in July 2022 (see below).

On July 5, 2022, the Company entered into a separation and general release agreement (the "Agreement") with the founder of the Company. The founder's employment was terminated, effective July 5, 2022. The founder was paid regular wages of $3 and $19 of accrued vacation through the termination date. The founder was also paid $885 in a single lump sum severance pay. The Agreement also provided for the founder's $273 note receivable to be forgiven. All vested options were also allowed to be exercisable until the 2nd anniversary of the termination date under the Agreement.

As of December 31, 2021, $449 was accrued for the founder related to his past payroll which was subsequently fully paid in March 2022.

The Company was paying the founder's residential rent as it was used as the Company's corporate address and was expensed by the Company through January 2022. There was no long-term lease commitment on it, and it was a month-to-month lease.

Note 10. Subsequent events

The Company has evaluated subsequent events through March 25, 2024, which is the date the consolidated financial statements were available to be issued and determined that the following subsequent events should be disclosed:

According to the Company's commercial agreement, the Company met all four quarter requirements for 2023 and received $2,400 and issued 3,234,500 shares of Series Preferred A to the investor at an issue price of $0.74 per share according to the agreement.